Exhibit 99.1

21Vianet Group, Inc. Reports Unaudited Second Quarter 2021 Financial Results

BEIJING, August 24, 2021 -- 21Vianet Group, Inc. (Nasdaq: VNET) ("21Vianet" or the "Company"), a leading carrier- and cloud-neutral Internet data center services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2021. The Company will hold a conference call at 8:00 P.M. on Tuesday, August 24, 2021, U.S. Eastern Time to discuss the financial results. Dial-in details are provided at the end of this release.

Second Quarter 2021 Financial Highlights

•	Net revenues in the second quarter of 2021 increased by 30.8% to RMB1.50 billion (US$231.9 million) from RMB1.14 billion in the same period of 2020.

•	Adjusted cash gross profit (non-GAAP) in the second quarter of 2021 increased by 36.9% to RMB640.2 million (US$99.2 million) from RMB467.6 million in the same period of 2020. Adjusted cash gross margin (non-GAAP) in the second quarter of 2021 was 42.8%, compared to 40.9% in the same period of 2020.

•	Adjusted EBITDA (non-GAAP) in the second quarter of 2021 increased by 38.7% to RMB425.1 million (US$65.8 million) from RMB306.4 million in the same period of 2020. Adjusted EBITDA margin (non-GAAP) in the second quarter of 2021 was 28.4%, compared to 26.8% in the same period of 2020.

Second Quarter 2021 Operational Highlights

•	Total cabinets under management net increased by 6,950 to 62,876, as of June 30, 2021, compared to 55,926 as of March 31, 2021, and 44,050 as of June 30, 2020.

•	Retail IDC MRR[1] per cabinet was RMB9,015, compared to RMB8,953 in the same period of 2020 and RMB9,144 in the first quarter of 2021.

•	Compound utilization rate was 59.9%, compared to 61.7% in the first quarter of 2021.

o	Utilization rate for mature IDCs, which consisted of IDC deliveries prior to and during 2019, was 76.3%, compared to a utilization rate for mature IDCs of 73.9% in the first quarter of 2021.

o	Utilization rate for ramp-up and newly-built IDCs, which consisted of IDC deliveries in 2020 and 2021, was 29.2%, compared to a utilization rate for ramp-up and newly-built IDCs of 30.6% in the first quarter of 2021.

Mr. Samuel Shen, Chief Executive Officer and Executive Chairman of Retail IDC, stated, “We are delighted to report another strong quarter. Our dual-core growth engine, diversified customer base, and strong IDC market demand continued to fuel organic growth in our cabinet deliveries for the first half of 2021. Based on our leading market position and dual-core growth engine of retail and wholesale IDC solutions, we are confident that we will acquire more customers from various sectors, further diversify our revenue streams, sustain our growth, and generate lasting shareholder value going forward.”

Mr. Tim Chen, Chief Financial Officer of the Company, commented, “In the second quarter, our net revenues and adjusted EBITDA rose by 30.8% and 38.7% year over year respectively, both exceeding the high end of our previously announced guidance range. Leveraging our strong balance sheet and dual-core growth strategy, we are well-positioned to further capitalize on robust IDC market demand and endorsements from a number of diversified customers to strengthen our leading position in the IDC market and accelerate growth in the quarters ahead.”

1  Retail IDC MRR: Refers to Monthly Recurring Revenues for the retail IDC business.

Second Quarter 2021 Financial Results

NET REVENUES: Net revenues in the second quarter of 2021 increased by 30.8% to RMB1.50 billion (US$231.9 million) from RMB1.14 billion in the second quarter of 2020, representing an increase of 7.9% from RMB1.39 billion in the first quarter of 2021. This increase was mainly due to the increased revenue from both wholesale and retail IDC customers, as well as the growth of revenue from cloud business.

GROSS PROFIT: Gross profit in the second quarter of 2021 was RMB359.5 million (US$55.7 million), representing an increase of 32.0% from RMB272.3 million in the same period of 2020 and an increase of 11.2% from RMB323.3 million in the first quarter of 2021. Gross margin in the second quarter of 2021 was 24.0%, compared to 23.8% in the same period of 2020 and 23.3% in the first quarter of 2021. The increase in gross margin was primarily attributable to the Company’s continued efforts in improving operational efficiency.

ADJUSTED CASH GROSS PROFIT, which excludes depreciation, amortization, and share-based compensation expenses, was RMB640.2 million (US$99.2 million) in the second quarter of 2021, compared to RMB467.6 million in the same period of 2020 and RMB605.3 million in the first quarter of 2021. Adjusted cash gross margin in the second quarter of 2021 was 42.8%, compared to 40.9% in the same period of 2020 and 43.6% in the first quarter of 2021.

OPERATING EXPENSES: Total operating expenses in the second quarter of 2021 were RMB262.5 million (US$40.7 million), compared to RMB193.5 million in the same period of 2020 and RMB243.2 million in the first quarter of 2021. As a percentage of net revenues, total operating expenses in the second quarter of 2021 were 17.5%, compared to 16.9% in the same period of 2020 and 17.5% in the first quarter of 2021.

Sales and marketing expenses in the second quarter of 2021 were RMB59.6 million (US$9.2 million), compared to RMB51.7 million in the same period of 2020 and RMB74.0 million in the first quarter of 2021.

Research and development expenses in the second quarter of 2021 were RMB38.3 million (US$5.9 million), compared to RMB23.7 million in the same period of 2020 and RMB33.6 million in the first quarter of 2021.

General and administrative expenses in the second quarter of 2021 were RMB154.2 million (US$23.9 million), compared to RMB119.5 million in the same period of 2020 and RMB135.2 million in the first quarter of 2021.

ADJUSTED OPERATING EXPENSES, which exclude share-based compensation expenses and impairment of loan receivable to potential investee, were RMB235.6 million (US$36.5 million) in the second quarter of 2021, compared to RMB182.5 million in the same period of 2020 and RMB212.5 million in the first quarter of 2021. As a percentage of net revenues, adjusted operating expenses in the second quarter of 2021 were 15.7%, compared to 15.9% in the same period of 2020 and 15.3% in the first quarter of 2021.

ADJUSTED EBITDA: Adjusted EBITDA in the second quarter of 2021 was RMB425.1 million (US$65.8 million), representing an increase of 38.7% from RMB306.4 million in the same period of 2020 and an increase of 2.4% from RMB415.1 million in the first quarter of 2021. Adjusted EBITDA in the second quarter of 2021 excluded share-based compensation expenses of RMB27.5 million (US$4.3 million). Adjusted EBITDA margin in the second quarter of 2021 was 28.4%, compared to 26.8% in the same period of 2020 and 29.9% in the first quarter of 2021.

NET PROFIT/LOSS: Net profit attributable to ordinary shareholders in the second quarter of 2021 was RMB455.9 million (US$70.6 million), compared to a net loss of RMB2.12 billion in the same period of 2020 and a net loss of RMB84.7 million in the first quarter of 2021. Net profit attributable to ordinary shareholders in the second quarter of 2021 mainly included changes in the fair value of convertible promissory notes of RMB424.1 million (US$65.7 million) due to the drop in the Company’s stock price.

PROFIT PER SHARE: Basic and diluted profit per share were RMB0.52 (US$0.08) and RMB0.04 (US$0.01) in the second quarter of 2021, respectively, which represent the equivalent of RMB3.12 (US$0.48) and RMB0.24 (US$0.06) per American depositary share ("ADS"), respectively. Each ADS represents six Class A ordinary shares. Diluted profit per share is calculated using net profit attributable to ordinary shareholders divided by the weighted average number of diluted shares outstanding.

As of June 30, 2021, the aggregate amount of the Company's cash and cash equivalents, restricted cash, and short-term investments was RMB5.03 billion (US$779.7 million).

Net cash generated from operating activities in the second quarter of 2021 was RMB314.8 million (US$48.8 million), compared to RMB161.8 million in the same period of 2020 and RMB274.5 million in the first quarter of 2021.

Financial Outlook

For the third quarter of 2021, the Company expects net revenues to be in the range of RMB1.53 billion to RMB1.55 billion. Adjusted EBITDA is expected to be in the range of RMB420 million to RMB440 million.

For the full year of 2021, the Company expects net revenues to be in the range of RMB6.10 billion to RMB6.30 billion. Adjusted EBITDA is expected to be in the range of RMB1.68 billion to RMB1.78 billion. The midpoints of the Company’s updated estimates imply an increase of 28.4% and 30.7% year over year in net revenues and adjusted EBITDA, respectively.

The forecast reflects the Company’s current and preliminary views on the market and its operational conditions, which do not factor in any of the potential future impacts caused by the ongoing COVID-19 pandemic, and are subject to change.

Conference Call

The Company will hold a conference call at 8:00 P.M. on Tuesday, August 24, 2021, U.S. Eastern Time, or 8:00 A.M. on Wednesday, August 25, 2021 Beijing Time, to discuss the financial results.

In advance of the conference call, all participants must use the following link to complete the online registration process to receive a unique registrant ID and a set of participant dial-in numbers to join the conference call.

Conference ID:	5585337
Registration Link:	http://apac.directeventreg.com/registration/event/5585337

The replay will be accessible through September 1, 2021, by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	5585337

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://ir.21vianet.com.

Non-GAAP Disclosure

In evaluating its business, 21Vianet considers and uses the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission as a supplemental measure to review and assess its operating performance: adjusted cash gross profit, adjusted cash gross margin, adjusted operating expenses, adjusted EBITDA and adjusted EBITDA margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP results" set forth at the end of this press release.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.4566 to US$1.00, the noon buying rate in effect on June 30, 2021, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About 21Vianet

21Vianet Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security and speed of its customers' Internet infrastructure. Customers may locate their servers and equipment in 21Vianet's data centers and connect to China's Internet backbone. 21Vianet operates in more than 20 cities throughout China, servicing a diversified and loyal base of over 6,000 hosting and related enterprise customers that span numerous industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," “target,” "believes," "estimates" and similar statements. Among other things, quotations from management in this announcement as well as 21Vianet's strategic and operational plans contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet's goals and strategies; 21Vianet's expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet's services; 21Vianet's expectations regarding keeping and strengthening its relationships with customers; 21Vianet's plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contacts:

21Vianet Group, Inc.
Xinyuan Liu
+86 10 8456 2121
IR@21Vianet.com

Julia Jiang
+86 10 8456 2121
IR@21Vianet.com

ICR, LLC
Robin Yang
+1 (646) 405-4922
IR@21Vianet.com

21VIANET GROUP, INC.

CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of	As of
	December 31, 2020	June 30, 2021
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
Assets			6.4566
Current assets:
Cash and cash equivalents	2,710,349	4,603,653	713,015
Restricted cash	270,450	286,303	44,343
Accounts and notes receivable, net	847,233	1,243,053	192,524
Short-term investments	285,872	12,920	2,001
Prepaid expenses and other current assets	1,866,184	1,819,808	281,853
Amounts due from related parties	75,519	73,595	11,398
Total current assets	6,055,607	8,039,332	1,245,134

Non-current assets:
Property and equipment, net	8,106,425	8,473,036	1,312,306
Intangible assets, net	658,195	641,252	99,317
Land use rights, net	255,373	305,276	47,281
Operating lease right-of-use assets, net	1,325,526	1,279,138	198,113
Goodwill	994,993	994,993	154,105
Restricted cash	135,638	131,534	20,372
Deferred tax assets	185,481	183,407	28,406
Long-term investments	135,517	115,515	17,891
Amounts due from related parties	20,562	-	-
Other non-current assets	1,500,438	1,720,502	266,472
Total non-current assets	13,318,148	13,844,653	2,144,263
Total assets	19,373,755	21,883,985	3,389,397

Liabilities and Shareholders' Equity
Current liabilities:
Short-term bank borrowings	34,000	-	-
Accounts and notes payable	289,387	432,257	66,948
Accrued expenses and other payables	1,631,563	1,443,884	223,629
Advances from customers	1,041,594	980,088	151,796
Deferred revenue	63,245	63,311	9,806
Income taxes payable	29,028	35,992	5,574
Amounts due to related parties	51,007	2,595	402
Current portion of long-term borrowings	180,328	233,448	36,156
Current portion of finance lease liabilities	403,843	389,000	60,248
Current portion of deferred government grant	2,074	2,074	321
Current portion of bonds payable	1,943,619	1,932,905	299,369
Current portion of operating lease liabilities	452,272	372,007	57,617
Total current liabilities	6,121,960	5,887,561	911,866

Non-current liabilities:
Long-term borrowings	886,996	1,593,557	246,811
Convertible promissory notes	3,014,057	4,732,739	733,008
Non-current portion of finance lease liabilities	688,128	1,071,404	165,939
Unrecognized tax benefits	68,696	71,835	11,126
Deferred tax liabilities	299,093	293,632	45,478
Non-current portion of deferred government grant	4,100	3,196	495
Amounts due to related parties	747,746	-	-
Non-current portion of operating lease liabilities	645,499	946,898	146,656
Total non-current liabilities	6,354,315	8,713,261	1,349,513

Shareholders' equity
Treasury stock	(349,523)	(349,523)	(54,134)
Ordinary shares	56	59	9
Additional paid-in capital	13,083,119	14,995,378	2,322,488
Accumulated other comprehensive loss	(55,535)	(63,254)	(9,797)
Statutory reserves	74,462	74,462	11,533
Accumulated deficit	(7,235,113)	(7,721,978)	(1,195,982)
Series A perpetual convertible preferred shares	1,047,468	-	-
Total 21Vianet Group, Inc. shareholders’ equity	6,564,934	6,935,144	1,074,117
Noncontrolling interest	332,546	348,019	53,901
Total shareholders' equity	6,897,480	7,283,163	1,128,018
Total liabilities and shareholders' equity	19,373,755	21,883,985	3,389,397
		-	-

21VIANET GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”) except for number of shares and per share data)

	Three months ended				Six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	1,144,061	1,386,923	1,496,978	231,852	2,234,858	2,883,901	446,659
Cost of revenues	(871,729)	(1,063,611)	(1,137,463)	(176,171)	(1,728,415)	(2,201,074)	(340,903)
Gross profit	272,332	323,312	359,515	55,681	506,443	682,827	105,756

Operating expenses
Sales and marketing	(51,652)	(73,976)	(59,589)	(9,229)	(100,362)	(133,565)	(20,687)
Research and development	(23,665)	(33,565)	(38,296)	(5,931)	(44,649)	(71,861)	(11,130)
General and administrative	(119,494)	(135,246)	(154,243)	(23,889)	(244,696)	(289,489)	(44,836)
Reversal (allowance) for doubtful debt	1,338	(393)	(7,527)	(1,166)	(1,183)	(7,920)	(1,227)
Impairment of loan receivable to potential investee	-	-	(2,816)	(436)	-	(2,816)	(436)
Total operating expenses	(193,473)	(243,180)	(262,471)	(40,651)	(390,890)	(505,651)	(78,316)

Operating profit	78,859	80,132	97,044	15,030	115,553	177,176	27,440
Interest income	11,713	5,709	8,103	1,255	21,095	13,812	2,139
Interest expense	(102,742)	(84,479)	(87,095)	(13,489)	(205,000)	(171,574)	(26,573)
Other income	8,197	2,172	5,263	815	9,056	7,435	1,152
Other expense	(2,158)	(3,422)	(11,872)	(1,839)	(23,991)	(15,294)	(2,369)
Changes in the fair value of convertible promissory notes	(1,612,054)	(8,641)	424,107	65,686	(1,612,054)	415,466	64,347
Foreign exchange gain (loss)	275	(33,846)	78,026	12,085	(41,472)	44,180	6,843
(Loss) gain before income tax and loss from equity method investments	(1,617,910)	(42,375)	513,576	79,543	(1,736,813)	471,201	72,979
Income tax expenses	(20,410)	(37,299)	(29,499)	(4,569)	(42,896)	(66,798)	(10,346)
Loss from equity method investments	(10,457)	(1,305)	(23,605)	(3,656)	(6,590)	(24,910)	(3,858)
Net (loss) profit	(1,648,777)	(80,979)	460,472	71,318	(1,786,299)	379,493	58,775
Net gain attributable to noncontrolling interest	(3,573)	(3,680)	(4,620)	(716)	(4,814)	(8,300)	(1,286)
Net (loss) profit attributable to 21Vianet Group, Inc	(1,652,350)	(84,659)	455,852	70,602	(1,791,113)	371,193	57,489
Deemed distribution to Series A perpetual convertible preferred shareholders	(470,643)	-	-	-	(470,643)	-	-
Net (loss) profit attributable to the Company’s ordinary shareholders	(2,122,993)	(84,659)	455,852	70,602	(2,261,756)	371,193	57,489

(Loss) profit per share
Basic	(3.21)	(0.10)	0.52	0.08	(3.42)	0.42	0.07
Diluted	(3.21)	(0.10)	0.04	0.01	(3.42)	(0.05)	(0.01)
Shares used in (loss) profit per share computation
Basic*	660,949,226	860,540,297	869,645,966	869,645,966	660,543,890	863,960,057	863,960,057
Diluted*	660,949,226	860,540,297	905,446,557	905,446,557	660,543,890	905,136,178	905,136,178

(Loss) profit per ADS (6 ordinary shares equal to 1 ADS)
Basic	(19.26)	(0.60)	3.12	0.48	(20.52)	2.52	0.42
Diluted	(19.26)	(0.60)	0.24	0.06	(20.52)	(0.30)	(0.06)

* Shares used in (loss) profit per share/ADS computation were computed under weighted average method.

21VIANET GROUP, INC.

 RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Six months ended
	June 30, 2020	March 31, 2021	June 30, 2021		June 30, 2020	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	272,332	323,312	359,515	55,681	506,443	682,827	105,756
Plus: depreciation and amortization	194,651	277,851	277,288	42,946	377,207	555,139	85,980
Plus: share-based compensation expenses	569	4,126	3,444	533	1,029	7,570	1,172
Adjusted cash gross profit	467,552	605,289	640,247	99,160	884,679	1,245,536	192,908
Adjusted cash gross margin	40.9%	43.6%	42.8%	42.8%	39.6%	43.2%	43.2%

Operating expenses	(193,473)	(243,180)	(262,471)	(40,651)	(390,890)	(505,651)	(78,316)
Plus: share-based compensation expenses	11,005	30,729	24,063	3,727	30,633	54,792	8,486
Plus: impairment of loan receivable to potential investee	-	-	2,816	436	-	2,816	436
Adjusted operating expenses	(182,468)	(212,451)	(235,592)	(36,488)	(360,257)	(448,043)	(69,394)

Operating profit	78,859	80,132	97,044	15,030	115,553	177,176	27,440
Plus: depreciation and amortization	215,981	300,105	297,738	46,114	418,588	597,843	92,594
Plus: share-based compensation expenses	11,574	34,855	27,507	4,260	31,662	62,362	9,659
Plus: impairment of loan receivable to potential investee	-	-	2,816	436	-	2,816	436
Adjusted EBITDA	306,414	415,092	425,105	65,840	565,803	840,197	130,129
Adjusted EBITDA margin	26.8%	29.9%	28.4%	28.4%	25.3%	29.1%	29.1%

 21VIANET GROUP, INC.

 CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

 (Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended
	June 30, 2020	March 31, 2021	June 30, 2021
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) profit	(1,648,777)	(80,979)	460,472	71,318
Adjustments to reconcile net (loss) profit to net cash generated from operating activities:
Depreciation and amortization	215,981	300,105	297,738	46,114
Stock-based compensation expenses	11,574	34,855	27,507	4,260
Others	1,776,114	186,399	(344,711)	(53,389)
Changes in operating assets and liabilities
Accounts and notes receivable	(79,036)	(203,432)	(198,696)	(30,774)
Prepaid expenses and other current assets	(126,703)	(195,171)	324,091	50,195
Accounts and notes payable	(37,021)	108,832	34,035	5,271
Accrued expenses and other payables	41,951	123,047	(1,761)	(273)
Deferred revenue	(18,731)	(4,162)	4,228	655
Advances from customers	29,340	119,045	(180,551)	(27,964)
Others	(2,905)	(114,086)	(107,546)	(16,657)
Net cash generated from operating activities	161,787	274,453	314,806	48,756

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(478,231)	(675,486)	(430,071)	(66,610)
Purchases of intangible assets	(15,707)	(7,522)	(17,672)	(2,737)
Proceeds from investments	68,989	61,432	139,711	21,638
Proceeds from (payments for) other investing activities	9,484	761	(214,308)	(33,192)
Net cash used in investing activities	(415,465)	(620,815)	(522,340)	(80,901)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank borrowings	219,978	718,636	33,623	5,208
Repayments of bank borrowings	(16,000)	(34,000)	(30,300)	(4,693)
Payments for finance lease	(73,165)	(110,480)	(241,709)	(37,436)
Proceed from issuance of convertible promissory notes	509,577	3,797,090	-	-
Proceed from Series A perpetual convertible preferred shares	1,058,325	-	-	-
Payment for shares repurchase	-	-	(1,701,807)	(263,576)
Proceeds from (payments for) other financing activities	107,796	(29,387)	52,418	8,120
Net cash generated from (used in) financing activities	1,806,511	4,341,859	(1,887,775)	(292,377)

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	10,778	65,770	(60,905)	(9,433)
Net increase (decrease) in cash, cash equivalents and restricted cash	1,563,610	4,061,267	(2,156,214)	(333,955)
Cash, cash equivalents and restricted cash at beginning of period	3,258,757	3,116,437	7,177,704	1,111,685
Cash, cash equivalents and restricted cash at end of period	4,822,367	7,177,704	5,021,490	777,730